Exhibit 3.1.4

ACA CAPITAL HOLDINGS, INC.

CERTIFICATE OF DESIGNATIONS

FOR

SERIES C SENIOR CONVERTIBLE PREFERRED STOCK

ACA CAPITAL HOLDINGS, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that (i) pursuant to authority conferred upon the Board of Directors of the Corporation by its Certificate of Incorporation, as amended to date, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors authorized the creation and issuance of the Corporation’s Series C Senior Convertible Preferred Stock (referred to herein as the “Preferred  Stock”), and (ii) the following resolution, which was duly adopted by the Board of Directors on November 9, 2004, remains in full force and effect. Certain capitalized terms used herein are defined in Section 7.

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation and pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, there be created from the 8,000,000 shares of preferred stock, $0.10 par value, of the Corporation authorized to be issued pursuant to the Certificate of Incorporation, a series of preferred stock, having the number of shares and, to the extent that the designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions of such Preferred Stock are not stated and expressed in the Certificate of Incorporation, the powers, preferences and relative and other special rights and the qualifications, limitations and restrictions, as follows:

Series C Senior Convertible Preferred Stock

A series of Preferred Stock is hereby distinctly designated as “Series C Senior Convertible Preferred Stock”, par value $0.10 per share (hereinafter referred to as “Series C Senior Convertible Preferred Stock”), and the number of shares constituting such series initially shall be 35,000.

1.        Rank

The Series C Senior Convertible Preferred Stock shall rank junior to the Corporation’s Series B Senior Convertible Preferred Stock, par value $0.10 per share, and senior to all other classes of the Corporation’s capital stock, including, without limitation, the Corporation’s Convertible Preference Stock, par value $0.10 per share, Senior Convertible Preferred Stock, par value $0.10 per share, and Common Stock, par value $0.10 per share, in each case, with respect to rights upon liquidation, dissolution or winding up.

2.        Definitions

The following terms used in this Certificate of Designation are defined as follows:

(a)       “Base Liquidation Preference” has the meaning ascribed thereto in paragraph 4.

(b)       “Common Stock” means the Common Stock as described in the Certificate of Incorporation.

(c)       “Conversion Price” has the meaning ascribed thereto in paragraph 6(a).

(d)                   “Convertible Securities” means any shares or other securities convertible into or exchangeable for Common Stock, whether or not the right to convert or exchange any such Convertible Securities are immediately exercisable.

(e)                    “Liquidation Event” means (i) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (ii) the consummation of the merger, amalgamation or consolidation of the Corporation into or with another Person, the merger, amalgamation or consolidation of any other Person into or with the Corporation, or the sale of all or substantially all the assets of the Corporation that results in the shareholders of the Corporation immediately prior to such transaction holding less than 50% of the surviving or continuing entity, in the case of a merger, amalgamation or consolidation, or purchaser, in the case of a sale.

(f)                      “Mandatory Conversion Date” means the earlier of (i) the date of consummation of a Qualified Public Offering, (ii) the one year anniversary of the Original Issuance Date and (iii) the date all shares of Series B Senior Convertible Preferred Stock are converted into Common Stock.

(g)                   “Options” means any rights to subscribe for or to purchase, or any options for the purchase of, (A) Common Stock or (B) Convertible Securities, whether or not such Options are immediately exercisable.

(h)                   “Original Issuance Date” means the date the shares of Series C Senior Convertible Preferred Stock are first issued by the Corporation.

(i)                       “Person” means any individual, corporation, partnership, limited liability company, association, joint venture, unincorporated organization, trust, estate, governmental authority or other entity.

(j)                       “Preference Stock” means the Convertible Preference Stock as described in the Certificate of Incorporation.

(k)                    “Purchase Rights” has the meaning ascribed thereto in paragraph 7(d).

(1)                    “Qualified Public Offering” means an underwritten public offering through a nationally recognized underwriter of Common Stock sold in a registration effected under the Securities Act of 1933, as amended, which results in net proceeds to the Corporation of at least $100 million; provided, that a Qualified Public Offering shall not include any issuance of equity securities in any merger or other business combination, and shall not include registrations of the issuance of securities to existing stockholders or employees of the Corporation on Form S-4 or S-8 (or any successor form).

(m)                 “Senior Convertible Stock” mean the Senior Convertible Preferred Stock as described in the Certificate of Incorporation.

(n)                   “Senior Shares” has the meaning ascribed thereto in paragraph 4.

(o)                   “Series B Senior Convertible Preferred Stock” means the Series B Senior Convertible Preferred Stock as described in the Certificate of Incorporation.

3.        Dividends

The Holders of Series C Senior Convertible Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends at the same rate and at the same time as dividends are paid with respect to the Common Stock (treating each share of Series C Senior Convertible Preferred Stock as being equal to the number of whole shares of Common Stock into which such share of Series C Senior Convertible Preferred Stock is then convertible).

4.        Liquidation Event

In the event of a Liquidation Event, the holders of Series C Senior Convertible Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other shares of preferred stock of the Corporation ranking on liquidation senior to the Series C Senior Convertible Preferred Stock, including, without limitation, the Series B Senior Convertible Preferred Stock (such senior shares being referred to hereinafter as “Senior Shares”) upon such Liquidation Event, but before any payment shall be made to the holders of any other shares of the Corporation, including, without limitation, the Common Stock, the Preference Stock and the Senior Convertible Stock, an amount per share equal to the greater of (i) the amount to which the holders would otherwise be entitled to receive per share had the Series C Senior Convertible Preferred Stock been converted into Series B Senior Convertible Preferred Stock, and such Series B Senior Convertible Preferred Stock into which such Series C Senior Convertible Preferred Stock is then convertible had been converted into Common Stock in accordance with paragraph 4.7.6 of the Certificate of Incorporation immediately prior to such Liquidation Event, and (ii) $62.29 (the “Base Liquidation Preference”), plus all declared and unpaid dividends on such share. If, upon any such Liquidation Event, the remaining assets of the Corporation available for the distribution to its shareholders after payment in full of amounts required to be paid or distributed to holders of Senior Shares shall be insufficient to pay the holders of Series C Senior Convertible Preferred Stock the full amount to which they shall be entitled, the holders of Series C Senior Convertible Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

5.        Voting

(a)    The Corporation shall not amend the terms, number of shares, powers, designations, preferences, or relative, participating, optional or other special rights (including, without limitation, voting rights), or qualifications, limitations, or restrictions on the Series C Senior Convertible Preferred Stock without the affirmative consent of the registered holders of a majority of the Series C Senior Convertible Preferred Stock voting as a separate class. The Corporation shall not, without the affirmative consent of the holders of record of more than 50% of the outstanding Series C Senior Convertible Preferred Stock, voting as a separate class: (i) amend, alter or repeal the powers, preferences or special rights of the Series C Senior Convertible Preferred Stock so as to affect the holders of Series C Senior Convertible Preferred Stock adversely (it being understood and agreed that upon a consent or vote properly given, any preferences, rights or powers of the Series C Senior Convertible Preferred Stock may be amended, modified or repealed, including with respect to outstanding shares of Series C Senior Convertible Preferred Stock not consenting thereto or voting in favor thereof); or (ii) issue any securities (or rights to acquire the same) or permit any subsidiary to issue any securities (or rights to acquire the same) (by merger, consolidation or otherwise)

that are junior in right of payment to the Series B Senior Convertible Preferred Stock and that are senior in right of payment to the Series C Senior Convertible Preferred Stock, in each case, upon dissolution, liquidation or winding up and that are not mandatory redeemable.

6.        Conversion

On the Mandatory Conversion Date, each share of Series C Senior Convertible Preferred Stock shall be automatically converted, in the manner hereinafter provided, into fully-paid and nonassessable Series B Senior Convertible Preferred Stock, par value $0.10 per share (it being understood that if on the Mandatory Conversion Date all shares of the Series B Senior Convertible Preferred Stock are converted into Common Stock, then the holders of Series C Senior Convertible Preferred Stock, upon conversion, shall be entitled to receive Common Stock on such Mandatory Conversion Date, and not Series B Senior Convertible Preferred Stock).

(a)   The applicable conversion price (“Conversion Price”) of the Series C Senior Convertible Preferred Stock from time to time in effect is subject to adjustment as hereinafter provided.

(i)                        The initial Conversion Price shall be $62.29 per share of Series B Senior Convertible Preferred Stock.

(ii)                     The number of shares of Series B Senior Convertible Preferred Stock issuable upon conversion of a share of Series C Senior Convertible Preferred Stock shall equal the quotient obtained by dividing (A) the Base Liquidation Preference by (B) the Conversion Price then in effect.

(b)   Whenever the Conversion Price shall be adjusted as provided in paragraph 7 hereof, the Corporation shall forthwith file at each office designated for the conversion of Series C Senior Convertible Preferred Stock, a statement signed by the Chairman of the Board, the Vice Chairman or the Secretary of the Corporation, showing in reasonable detail the facts requiring such adjustment and the Conversion Price that will be effective after such adjustment. The Corporation shall also cause a notice setting forth any such adjustments to be sent by mail, first class, postage prepaid, to each registered holder of Series C Senior Convertible Preferred Stock at his address appearing on the share register.

(c)    Promptly after the Mandatory Conversion Date, the Corporation shall give notice to each registered holder of Series C Senior Convertible Preferred Stock that the Mandatory Conversion Date has occurred, specifying the Conversion Price then in effect and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, all the Series C Senior Convertible Preferred Stock owned by such holder. After the Mandatory Conversion Date, each registered holder of Series C Senior Convertible Preferred Stock shall surrender such shares to the Corporation, as provided in this paragraph 6(c). From and after the Mandatory Conversion Date, unless there shall have been a default in the issuance of Series B Senior Convertible Preferred Stock to be issued upon conversion, as provided in this paragraph 6, all rights of the holders of the Series C Senior Convertible Preferred Stock as holders of Series C Senior Convertible Preferred Stock of the Corporation (except the right to receive the certificates representing the Series B Senior Convertible Preferred Stock into which such shall have converted as of the Mandatory Conversion Date upon surrender of their Series C Senior Convertible Preferred Stock) shall cease, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever; provided, however, that the certificates representing Series C Senior Convertible Preferred Stock shall, from and after the Mandatory Conversion Date and until surrender for certificates representing Series B Senior Convertible Preferred Stock, represent, for all purposes, the Series B Senior Convertible Preferred Stock into which they shall have converted.

(d)   The Corporation shall at all times when the Series C Senior Convertible Preferred Stock shall be outstanding reserve and keep available out of its authorized but unissued shares, for the purposes of effecting the conversion of the Series C Senior Convertible Preferred Stock, such number of shares of its duly authorized Series B Senior Convertible Preferred Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series C Senior Convertible Preferred Stock. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the Series B Senior Convertible Preferred Stock issuable upon conversion of the Series C Senior Convertible Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully-paid and nonassessable such Series B Senior Convertible Preferred Stock at such adjusted Conversion Price.

(e)       The issuance of certificates for shares of Series B Senior Convertible Preferred Stock upon conversion of the Series C Senior Convertible Preferred Stock shall be made without charge to the holders of such Series C Senior Convertible Preferred Stock for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of Series B Senior Convertible Preferred Stock. Upon conversion of any Series C Senior Convertible Preferred Stock, the Corporation shall take all such actions as are necessary in order to insure that the Series B Senior Convertible Preferred Stock issuable with respect to such conversion shall be duly authorized, validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

(f)        The Corporation shall not close its books against the transfer of Series C Senior Convertible Preferred Stock or of Series B Senior Convertible Preferred Stock issued or issuable upon conversion of Series C Senior Convertible Preferred Stock in any manner which interferes with the timely conversion of Series C Senior Convertible Preferred Stock. The Corporation shall assist and cooperate with any holder of Series C Senior Convertible Preferred Stock required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of Series C Senior Convertible Preferred Stock hereunder (including, without limitation, making any filings required to be made by the Corporation).

7.        Anti-Dilution Provisions

(a)       In order to prevent dilution of the right granted hereunder, the Conversion Price shall be subject to adjustment from time to time in accordance with this paragraph 7.

(b)       In case the Corporation shall at any time subdivide its outstanding Series B Senior Convertible Preferred Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, in case the outstanding Series B Senior Convertible Preferred Stock of the Corporation shall be combined or consolidated into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

(c)    If any capital reorganization or reclassification of the shares of the Corporation, or consolidation or merger or amalgamation of the Corporation with another Person, or the sale of all or substantially all of its assets to another Person (other than pursuant to a Liquidation Event subject to paragraph 4 hereof) shall be effected in such a way that holders of Common Stock shall be entitled to receive shares, securities, cash or other property with respect to or in exchange for Common Stock, then the Corporation shall not effect such unless, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the holders of the Series C Senior Convertible Preferred Stock shall have the right to receive in exchange for their Series C Senior Convertible Preferred Stock such shares, securities, cash or other property issuable or payable (as part of the reorganization, reclassification, consolidation, merger, amalgamation or sale) with respect to or in exchange for such number of outstanding shares of Common Stock as would have been received upon conversion of the Series B Senior Convertible Preferred Stock (at the Conversion Price for the Series B Senior Convertible Preferred Stock then in effect) into which such holders’ Series C Senior Convertible Preferred Stock is convertible. The Corporation will not effect any such consolidation, merger or sale, unless prior to the consummation thereof the successor company (if other than the Corporation) resulting from such consolidation, merger or amalgamation or the company purchasing such assets shall assume by written instrument (in form and substance reasonably satisfactory to the holders of a majority of the outstanding Series B Senior Convertible Preferred Stock) mailed or delivered to the holders of the Series C Senior Convertible Preferred Stock at the last address of each such holder appearing on the share register of the Corporation, the obligation to deliver to each such holder such shares, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase.

(d)   If at any time or from time to time the Corporation shall grant, issue or sell any Common Stock, Options, Convertible Securities, rights to purchase property or evidences of indebtedness (the “Purchase Rights”) pro rata to the record holders of any class of Common Stock and such grants, issuances or sales do not result in an adjustment of the Conversion Price of the Series B Senior Convertible Preferred Stock under paragraph 4.7.7(b) of the Certificate of Incorporation, then each holder of record of Series C Senior Convertible Preferred Stock shall be entitled to acquire (within thirty (30) days after the later to occur of the initial exercise date of such Purchase Rights or receipt by such holder of written notice concerning such Purchase Rights (which shall be given at least ten (10) days prior to the date on which the books of the Corporation shall close or a record shall be taken for such Purchase Rights)), and upon the terms applicable to such Purchase Rights either:

(i)                        the aggregate Purchase Rights which such holder could have acquired if it had held the number of shares of Common Stock acquirable upon conversion of the Series B Senior Convertible Preferred Stock into which such holder’s Series C Senior Convertible Preferred Stock is convertible immediately before the grant, issuance or sale of such Purchase Rights; provided that if any Purchase Rights were distributed to holders of Common Stock without the payment of additional consideration by such holders, corresponding Purchase Rights shall be distributed to the exercising holders of the Series C Senior Convertible Preferred Stock as soon as possible after such exercise and it shall not be necessary for the exercising holders of the Series C Senior Convertible Preferred Stock specifically to request delivery of such rights; or

(ii)                     in the event that any such Purchase Rights shall have expired or shall expire prior to the end of said thirty (30) day period, the number of shares of Common Stock or the amount of property which such holder could have acquired upon such exercise at the time or times at which the Corporation granted, issued or sold such expired Purchase Rights.

(e)       If any event occurs as to which, in the opinion of the Board of Directors of the Corporation, the provisions of this paragraph 7 are not strictly applicable or if strictly applicable would not fairly protect the rights of the holders of the Series C Senior Convertible Preferred Stock in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Corporation shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such rights as aforesaid, but in no event shall any adjustment have the effect of increasing the Conversion Price as otherwise determined pursuant to any of the provisions of this paragraph 7 except in the case of a combination of shares of a type contemplated in paragraph 7(c) and then in no event to an amount larger than the Conversion Price as adjusted pursuant to paragraph 7(c).

8.        Cancellation of Stock

Any Series C Senior Convertible Preferred Stock redeemed, exchanged or converted hereunder shall be retired and canceled, and shall not be reissued as shares of Series C Senior Convertible Preferred Stock, and shall upon their cancellation become authorized but unissued shares of Preferred Stock without designation as to series, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the number of authorized shares of Series C Senior Convertible Preferred Stock accordingly; provided, however, that such number may not be reduced below the number of then outstanding shares of Series C Senior Convertible Preferred Stock.

IN WITNESS WHEREOF, ACA Capital Holdings, Inc. has caused this certificate to be signed by its authorized officer this 23rd day of November, 2004.

ACA CAPITAL HOLDINGS, INC.

By:	/s/ Nora J. Dahlman
Name: Nora J. Dahlman
Title: General Counsel and Secretary